Mail Stop 4561



February 15, 2006



By U.S. Mail and facsimile to (239) 434-2082.

Charles T. DeBilio
Senior Vice President and Chief Financial Officer
Partners Financial Corporation
1575 Pine Ridge Road, #15
Naples, Florida 34109

Re:	Partners Financial Corporation
Form 10-KSB for Fiscal Year Ended
March 31, 2006
	Filed July 11, 2005
	File No. 333-103651

Dear Mr. DeBilio:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issue raised in our comments.
Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Consolidated Financial Statements, page 24

General
1. It is not appropriate for a fiscal period to exceed twelve months.
Please revise your financial statements to separately disclose your financial information at the end of each fiscal year as required by
Item 3-10(a) of Regulation S-B.

Statement of Operations, page 27
2. Please revise your income statement to separately reflect all expenses in excess of 1% of the total of organizational expenses.
Refer to Rule 9-04.14 of Regulation S-X. Alternatively, provide this information in a footnote to the financial statements.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in an amended filing and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3851 if you have questions.

Sincerely,



Paul Cline
Senior Accountant
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Charles T. DeBilio
Partners Financial Corporation
February 15, 2006
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